Exhibit 99.1

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of September 30, 2021 and December 31, 2020

(In thousands of United States Dollars, unless otherwise stated)

	As of September 30, 2021	As of December 31, 2020
Assets
Non-current assets
Property, plant and equipment, net	$71,259	70,335
Right-of-use assets	36,645	43,195
Goodwill	6,851	6,863
Intangible assets	24,754	27,583
Investments in joint ventures	2,478	2,460
Other financial assets	440	761
Deferred tax assets	6,675	21,769
Other assets	2,778	1,870
Total non-current assets	151,880	174,836
Cash	100,192	4,229
Trade and other receivables, net	110,023	96,493
Inventories, net	76,981	64,284
Amounts owed by related parties	3,398	2,562
Current tax assets	21,314	16,774
Other current assets	960	360
Total current assets	312,868	184,702
Total assets	$464,748	359,538

Liabilities and stockholders’ equity (deficit)
Total equity (deficit)	$36,305	(254,678)

Borrowings	101,932	339,738
Amounts owed to related parties	11,190	12,163
Warrant liability	33,950	—
Deferred tax liabilities	1,451	18,890
Other liabilities	3,173	3,797
Total non-current liabilities	151,696	374,588
Borrowings	116,713	102,621
Trade and other payables, net	132,462	106,275
Amounts owed to related parties	5,703	8,459
Current tax liabilities	14,249	9,393
Provisions	1,663	1,829
Other liabilities	5,957	11,051
Total current liabilities	276,747	239,628
Total liabilities and stockholders' equity (deficit)	$464,748	359,538

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss

For the three and nine months ended September 30, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended September 30
	2021	2020
Revenue	$106,829	79,313
Cost of sales	(44,577)	(31,525)
Gross profit	62,252	47,788

Sales and marketing expenses	(22,841)	(19,234)
Administrative expenses	(21,011)	(14,370)
Finance expenses	(50,651)	(14,236)
Other expenses	(1,107)	(1,668)
Income (loss) before tax	$(33,358)	(1,720)

Income tax expense	(3,566)	751
Loss for the period	$(36,924)	(969)

	For the nine months ended September 30
	2021	2020
Revenue	$283,206	213,320
Cost of sales	(123,152)	(90,133)
Gross profit	160,054	123,187

Sales and marketing expenses	(61,191)	(53,352)
Administrative expenses	(64,670)	(43,857)
Finance expenses	(79,242)	(39,763)
Other expenses	(3,179)	(5,406)
Income (loss) before tax	$(48,228)	(19,191)

Income tax expense	(6,342)	(701)
Loss for the period	$(54,570)	(19,892)

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended September 30, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	For the nine months ended September 30
	2021	2020
Operating activities
Loss for the period	$(54,570)	$(19,892)
Adjustments to reconcile net loss with net cash from operating activities:

Depreciation of property, plant and equipment	4,184	4,062
Depreciation of right-of-use	3,281	3,098
Amortization of intangibles	5,892	4,705
Income tax expense	6,342	701
Finance expenses	79,242	39,763
Share of result of joint ventures	(371)	(416)
Net (gain)/loss on sale of property, plant and equipment	710	—
Inventory provision	3,263	3,538
Provision for bad debt	741	(2,087)
Provisions	1,182	1,599
Cash flow from operating activities before changes in working capital	$49,896	$35,071

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables	(14,271)	20,526
Amounts owed by related parties	(835)	(7,038)
Inventories	(15,523)	828
Current tax assets	(4,540)	(5,295)
Other current assets	(563)	(47)
Trade and other payables	(10,975)	(12,772)
Amounts owed to related parties	(252)	9,148
Current tax liabilities	(1,120)	(3,542)
Other liabilities	13,710	(4,534)
Provisions	(1,182)	(2,110)
Other financial assets	321	—
Other assets	(946)	(4,027)
Cash generated from operations	$13,720	$26,208

Dividends received	300	—
Income tax paid	(2,711)	3,291
Cash flow from operating activities	$11,309	$29,499

Investing activities
Acquisition of property, plant and equipment	(10,933)	(5,641)
Proceeds from sale of property, plant and equipment	26	—
Acquisition of intangibles	(5,898)	(5,595)
Cash flow used in investing activities	$(16,805)	$(11,236)
Financing activities
Proceeds from borrowings	122,042	89,950
Payments on borrowings	(80,101)	(75,209)
Payments to related parties	(3,577)	(4,836)
Interest paid on borrowings	(9,527)	(7,997)
Payment of lease liabilities	(4,354)	(3,511)
Cash obtained from acquisition	91,585	—
Cash flow generated from (used in) financing activities	$116,068	$(1,603)

Net increase/(decrease) in cash	110,572	16,660
Cash less bank overdrafts at beginning of the period	4,229	2,042
Effect of exchange rate fluctuations	(14,609)	(12,229)
Cash less bank overdrafts at end of the period	$100,192	$6,473

Non-cash financing and investing activities (1)	$948	$6,418

Procaps Group S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the nine months ended September 30, 2021 and 2020

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Reserves [1]	Accumulated deficit	Other Comprehensive Income	Total	Non- controlling interest	Total equity (deficit)
Balance as of December 31, 2019	2,001	54,412	28,681	(305,634)	(23,753)	(244,293)	346	(243,947)
Loss for the period	—	—	—	(20,620)	—	(20,620)	728	(19,892)
Transfer reserves	—	—	11,177	(11,177)	—	—	—	—
Other comprehensive income	—	—	—	—	11,600	11,600	—	11,600
Non-controlling interest	—	—	—	728	—	728	—	728
Balance as of September 30, 2020	$2,001	$54,412	$39,858	$(336,703)	$(12,153)	$(252,585)	$1,074	$(251,511)

Balance as of December 31, 2020	2,001	54,412	39,897	(327,344)	(24,421)	(255,455)	778	(254,677)
Loss for the period	—	—	—	(54,947)	—	(54,947)	377	(54,570)
Transfer reserves	—	—	(8)	8	—	—	—	—
Other comprehensive income	—	—	—	—	(3,894)	(3,894)	—	(3,894)
Non-controlling interest	—	—		377	—	377	—	377
Share redemption and issuance in business combination	(873)	201,304		148,638	—	349,069	—	349,069
Balance as of September 30, 2021	$1,128	$255,716	$39,889	$(233,268)	$(28,315)	$35,150	$1,155	$36,305

[1]	Includes the appropriate values from net income to comply with legal provisions related to asset protection according to applicable jurisdictions with cumulative earnings.

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